1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 9, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC June 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 9, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for June 2021: On a consolidated basis, revenue for June 2021 was approximately NT$148.47 billion, an increase of 32.1 percent from May 2021 and an increase of 22.8 percent from June 2020. Revenue for January through June 2021 totaled NT$734.56 billion, an increase of 18.2 percent compared to the same period in 2020.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)
Period	June 2021	May 2021	M-o-M Increase (Decrease) %	June 2020	Y-o-Y Increase (Decrease) %	January to June 2021	January to June 2020	Y-o-Y Increase (Decrease) %
Net Revenue	148,471	112,360	32.1	120,878	22.8	734,555	621,296	18.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	June	Net Revenue	148,470,660	120,877,785
	Jan. ~ June	Net Revenue	734,555,352	621,295,550

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		66,720,959	24,171,840
	TSMC Global**		756,775,535	103,189,300
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		484,734,099	2,320,736
	TSMC**		484,734,099	181,278,500
	TSMC Japan Ltd.***		193,893,640	333,432

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	153,952,400
	Mark to Market Profit/Loss	(1,521,231)
	Unrealized Profit/Loss	(3,552,759)
Expired Contracts	Notional Amount	394,655,438
	Realized Profit/Loss	339,686
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	28,581,034
	Mark to Market Profit/Loss	(152,928)
	Unrealized Profit/Loss	(240,409)
Expired Contracts	Notional Amount	144,306,658
	Realized Profit/Loss	786,189
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	18,308,347
	Mark to Market Profit/Loss	(91,385)
	Unrealized Profit/Loss	(129,033)
Expired Contracts	Notional Amount	85,136,386
	Realized Profit/Loss	393,933
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(30,929)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,069,364
	Mark to Market Profit/Loss	(9,906)
	Unrealized Profit/Loss	(8,720)
Expired Contracts	Notional Amount	11,788,680
	Realized Profit/Loss	143,676
Equity price linked product (Y/N)		N